UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52951

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2019** AND ENDING **12/31/2019**

          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TMC Bonds L.L.C.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

850 3rd Avenue , New York, New York

(No. and Street)

10022

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stuart R. Henderson 646-237-4313

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wagner, Ferber, Fine & Ackerman PLLC

(Name – *if individual, state last, first, middle name*)

66 South Tyson Avenue	**Floral Park**	**New York**	**11001**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ☑ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, Stuart R. Henderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TMC Bonds L.L.C., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AVRIL HUSBANDS
NOTARY PUBLIC, STATE OF NEW YORK
NEW YORK COUNTY
LIC. #01HU6356052
COMMISSION EXPIRES 03-20-2021

A Husbands, 02/28/2020.
Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TMC BONDS, LLC

FINANCIAL STATEMENT

DECEMBER 31, 2019

TMC BONDS, LLC
FINANCIAL STATEMENT
DECEMBER 31, 2019

TABLE OF CONTENTS



Wagner, Ferber, Fine & Ackerman PLLC
Certified Public Accountants & Business Advisors

66 South Tyson Avenue
Floral Park, NY 11001
(516) 328-3800
Fax (516) 488-4695
www.wffacpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of TMC Bonds, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TMC Bonds, LLC as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of TMC Bonds, LLC as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of TMC Bonds, LLC's management. Our responsibility is to express an opinion on TMC Bonds, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TMC Bonds, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as TMC Bonds, LLC's auditor since 2002.

Wagner Ferber Fine + Ackerman PLLC

Floral Park, New York
February 28, 2020

3

New York City Office | 237 West 35th Street | Suite 1001 | New York, NY 10001 | (212) 576-1829 | Fax (212) 564-7530

TMC BONDS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Assets	
Cash and cash equivalents	$ 45,300,506
Receivables- broker and dealers, net of allowance for doubtful accounts of $50,026	6,381,532
Property and equipment, net	2,300,995
Goodwill	41,938
Receivables from Affiliates,net	1,393,874
Other assets	7,031,083
Total assets	$ 62,449,928

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Due to brokers and dealers	$ 205,898
Accounts payable and accrued liabilities	10,316,713
Lease Obligations-Long-Term	6,034,212
Total liabilities	16,556,823
Commitments and Contingencies	
Member's equity	45,893,106
Total liabilities and member's equity	$ 62,449,929

The accompanying notes are an integral part of this financial statement.

NOTE 1 - **NATURE OF OPERATIONS**

TMC Bonds L.L.C., ("the "Company"), was formed on June 8, 2000, became a U.S. registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority Inc. (FINRA). In August 2012, the Company formally changed its name to TMC Bonds L.L.C. The firm is also a member of the Municipal Securities Rulemaking Board, as well as the Securities Investor Protection Corporation.

TMC Bonds is a Delaware limited liability company ("L.L.C.") whose sole member is TheDebtCenter, L.L.C. ("Parent"). On May 29, 2018, Intercontinental Exchange Inc. ("ICE") a public company listed on the NYSE announced that they entered into an agreement to acquire the Parent. On July 23, 2018 ICE completed its acquisition of the Parent.

The Company operates a trading platform for the purpose of matching buyers and sellers in the fixed income securities market. The Company acts as principal in these transactions, simultaneously executing purchases and sales with each counterparty, providing complete anonymity to both the buyer and seller. The Company clears all transactions through Pershing LLC on a fully disclosed basis.

NOTE 2 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Accounting

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which involve the application of accrual accounting; accordingly, the financial statements reflect al material receivable, payables, and other liabilities.

Cash and cash equivalents

The company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

NOTE 2 - SUMMARY OF SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation and amortization. The costs of additions and improvements are capitalized and expenditures for repairs and maintenance are expensed as incurred. Fully depreciated assets are retained in property and depreciation accounts until they are
removed from service. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and the resulting gains or losses are included in operations. Depreciation of property and equipment is accounted for on the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is calculated by the straight-line method over the shorter of the term of the related lease or the useful lives of the improvements.

Impairment of Long-Lived Assets

In accordance with FASB ASC 360, long-lived assets, including property and equipment and intangible assets subject to amortization are reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate the carrying amount may not be recoverable through future undiscounted cash flows. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. Management believes no impairment adjustment is needed for the year ended December 31, 2019.

Revenue Recognition

Commission income is recognized on a trade date basis as security transactions occur and consists of contractual commission percentages and/or the marginal difference between matching the price of buying and selling the security. Other income includes subscription fees for the usage of the company's web based trading platform. Estimated losses resulting from uncollectible accounts are recorded as the provision for doubtful accounts which is included in Other Expenses. Related clearing expenses are also recognized on a trade date basis as security transactions occur.

Effective January 1, 2018, the Company adopted the new guidance of ASC Topic 606, revenue from contracts with customers (Topic 606), which will supersede the revenue recognition requirements in ASC Topic 605, Revenue Recognition. Topic 606 requires the Company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance requires the Company to apply the following steps: (1) identify the

Revenue Recognition *(continued)*

contract with the customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the Company satisfies a performance obligation. The Company will be required to adopt Topic 606 either on a fill retrospective basis to each prior reporting period presented or on a modified retrospective basis with the cumulative effect of initially applying the new guidance recognized at the date of the initial application. The Company has assessed the impact of adoption on its material revenue streams, evaluated the new disclosure requirements, and identified and implemented appropriate changes to its business processes, systems and controls to support recognition and disclosure under the new guidance.

Income Taxes

The Company and its Parent became single member LLCs upon ICE's acquisition. They are treated as disregarded entities for income tax purposes and therefore are treated as divisions of ICE. As such, the Company is not subject to entity-level federal, state or local income tax taxation. All items of income, expense, gain and loss of the Company are included in the consolidated tax returns of ICE.

In December 2019, the Financial Accounting Standards Board, or FASB, issued ASU No. 2019-12, *Simplifying the Accounting for Income Taxes,* or ASU 2019-12, which specified that an entity is not required to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 with early adoption permitted. The Company decided to early adopt the guidance in ASU2019-12 and did not allocate the consolidated amount of current and deferred tax expense of ICE to the Company. Therefore, no income tax provision is reported in the financial statements and no disclosure on income tax provision in the accompanying footnotes

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Subsequent Events

Management has evaluated subsequent events or transactions through February 28, 2020, the date which the financial statements were available to be issued.

NOTE 3 -   PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of the following:

	Estimated useful life - years	
Furniture and fixtures	7	$462,024
Machinery and equipment	5	176,133
Leasehold improvements	Term of lease	1,771,321
Computer equipment	3	1,215,852
		3,625,330
Less: Accumulated depreciation and amortization		1,324,335
Net property and equipment		$2,300,995

The depreciation and amortization expense for the year ended December 31, 2019 aggregated $899,297.

NOTE 4 -   FAIR VALUE MEASUREMENTS

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued expenses, approximate their fair values at December 31, 2019 due to the short-term nature of these instruments.

NOTE 5 -   NET CAPITAL REQUIREMENTS

As a registered broker dealer and member of the Financial Industry Regulatory Authority, Inc., (FINRA), the Company is subject to the Securities and Exchanges Commissions Uniform Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or $250,000, whichever is greater. At December 31, 2019, the Company had net capital of $38,067,279 which exceeded the requirements by $37,379,637.

NOTE 6 - **CONCENTRATIONS OF CREDIT RISK**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter-party or issuer of the instruments. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to Concentrations of Credit Risk include unsecured cash. At December 31, 2019, the Company had cash deposits with four banks that were in excess of federally insured amounts by approximately $44,513,000.

NOTE 7 - **RELATED PARTIES**

The Company maintains services agreements with three affiliates- Intercontinental Exchange, Creditex Group, Inc, and Creditex Securities Corporation referred to collectively as "the Agreements." These Agreements provide for the sharing of expenses related to administrative, management and brokerage services which include (but are not limited to) accounting, human resources, information technology and occupancy related costs. At December 31, 2019, the Company was owed $1.39 million from ICE and its subsidiaries. Payment of this related party balance by the Company is due at least annually under the Agreements and no interest is charged on the balance.

NOTE 8 - **COMMITMENTS AND CONTINGENT LIABILITIES**

Leases

On January 1, 2019, we adopted ASU 2016-02, Leases, or ASU 2016-02. This standard requires recognition of both assets and liabilities arising from finance and operating leases, along with additional qualitative and quantitative disclosures. ASU 2016-02 requires lessees to recognize a right-of-use asset representing a right to use the underlying asset over the lease term, and a corresponding lease liability on the balance sheet. Our operating leases primarily relate to our leased office space and data center facilities, and we do not have any leases classified as finance leases.

We adopted ASU 2016-02 using the modified retrospective transition method and did not restate prior periods. Using the modified retrospective approach, we applied the provisions of ASU 2016-02 beginning in the period of adoption, and elected the package of practical expedients available to us. There was no impact to the opening

NOTE 8 -   COMMITMENTS AND CONTINGENT LIABILITIES (continued)

balance of retained earnings as a result of a cumulative-effect adjustment on the adoption date. We elected the practical expedient to not reassess lease classifications, but alternatively to carry forward our historical classifications. In addition, we elected the practical expedient of not separating lease and non-lease components as our lease arrangements are not highly dependent on other underlying assets. Our implementation of the amended lease guidance was subject to the same internal controls over financial reporting that we apply to our consolidated financial statements.

Upon adoption of ASU 2016-02, we recorded $8,388,345 in operating lease liabilities, of which $1,221,884 was recorded as other current liabilities and $7,166,461 was recorded as non-current operating lease liabilities. We also recorded $8,388,345 in operating lease right-of-use assets. Our adoption did not have an impact on our income statement.

The Company has entered into obligations under two operating leases that will expire at various dates from 2020 through 2025. One of these agreements require the Company to obtain a letter of credit in lieu of a cash security deposit. The letter of credit is for $549,131 and is collateralized by bank deposits. For the second lease, the Company has made a cash security deposit of $6,206.

At December 31 2019, our operating lease liabilities net of prepaid rent of $114,334 were $7,052,038, of which $1,017,826 was recorded as other accounts payable and accrued liabilities and $6,034,212 was recorded as other non-current liabilities in the accompanying statement of financial condition. At December 31, 2019, our lease right of use assets were $7,053,907 and were recorded as other assets in the accompanying statement of financial condition.